EXHIBIT 99.1

NeuroBioPharm to be Privatized by Neptune - Enters Into Arrangement Agreement With Neptune and Obtains Interim Order

LAVAL, Quebec, Jan. 13, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) and NeuroBioPharm Inc. ("NeuroBio"), a subsidiary of Neptune, announce that they have entered into an arrangement agreement (the "Arrangement Agreement") which will result in the indirect acquisition by Neptune of all of the issued and outstanding shares of NeuroBio. The Arrangement Agreement provides, amongst other things, that NeuroBio will amalgamate with a newly formed wholly-owned subsidiary of Neptune and that each shareholder of NeuroBio will receive, as applicable, (i) 0.046296296 share of Neptune for each Class A share of NeuroBio held, (ii) 0.185185185 share of Neptune for each Class B share of NeuroBio held, (iii) 0.092592593 share of Neptune for each Class G share of NeuroBio held, and (iv) 0.208333333 share of Neptune for each Class H share of NeuroBio held (the "Arrangement").  Holders of options, warrants or call options convertible into Class A shares of NeuroBio will maintain equivalent rights to receive common shares of Neptune upon exercise, as adjusted under the Arrangement to reflect the conversion ratio of the Class A shares of NeuroBio.

An interim order of the Superior Court of Québec granted today provides for, among other things, the calling and holding of a special meeting of shareholders to consider the Arrangement.  The special meeting will be held at 9:00 a.m. (Eastern time) on Thursday, February 12, 2015 at the offices of Osler, Hoskin & Harcourt LLP, located at 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec. All shareholders are encouraged to attend and vote their shares either in person or by proxy.

Neptune holds over 90% of all classes of NeuroBio shares.  Neptune's board of directors approved the Arrangement and intends to vote all its shares of NeuroBio in favour of the Arrangement.  Considering that Neptune holds over two-thirds of all classes of NeuroBio shares and that the Arrangement must be approved by not less than two-thirds of the votes cast by NeuroBio shareholders holding all classes of NeuroBio shares, voting separately as classes, Neptune will hold at the special meeting of NeuroBio shareholders a sufficient number of NeuroBio shares to approve the Arrangement.

The board of directors of Neptune and NeuroBio have unanimously approved the Arrangement, and the board of directors of NeuroBio recommends that shareholders vote FOR the special resolution with respect to the Arrangement. It is anticipated that the holders of securities of NeuroBio will benefit from the completion of the Arrangement in that such holders will receive Neptune Securities as consideration for their NeuroBio Securities. "They will also continue to participate in any value increases associated with NeuroBio and will benefit from owning shares in a value enhancing public company with increased size, scale and liquidity," highlighted Pierre Fitzgibbon, Chairman of Neptune. "As well the transaction simplifies the corporate structure and reduces costs associated with being a separate legal entity. Going forward, Neptune will build on NeuroBio's past accomplishments, focusing on nutraceutical neurological applications."

NeuroBio will mail in the coming days its management information circular to shareholders in connection with the Arrangement.  The circular will provide important information on the Arrangement and related matters, including voting procedures.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiaries Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, and NeuroBio, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About NeuroBioPharm Inc.

NeuroBio is an emerging biopharmaceutical company focused on the research, development and commercialization of new marine based omega‐3 phospholipid therapies for use in the human neurological field, including conditions, abnormalities and/or diseases related to cognitive functions such as attention, memory, concentration and learning and the management of neurological and neurodevelopmental disorders from prevention to treatment. NeuroBio is currently in the early stages of developing novel active pharmaceutical ingredients into commercial products for the medical food, the over‐the‐counter and the prescription drug markets. Particular focus is being given to attention-deficit hyperactivity disorder, cognitive functions, including memory and concentration, along with mood disorders, such as anxiety and depression.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the public securities filings of Neptune and NeuroBio with the Securities and Exchange Commission and the Canadian securities commissions, as applicable. Additional information about relevant assumptions and risks and uncertainties of Neptune is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Interim CEO and CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com